Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Welcome investors to The Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies, your hosts, Julian Klymochko, and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate because performance matters. Find out more at accelerateshares.com.

Julian Klymochko: Welcome Jason to the show today. Exciting to touch on casinos, gaming, lodging, these sectors that you’ve been in the investing business covering for many decades. First as a sell side analyst and now, and the investment management side. But before getting into all the investing that you’re doing now, I was wondering what was your path to Wall Street? What got you into Bear Stearns back when you were a top ranked analyst, what was your path there?

Jason Ader: Yeah, well first of all, Julie and Michael, thanks for having me. Great to see both you, you know, Julie, when I was thinking about doing my third SPAC, you were my first call to get a sense for the market and thank goodness for your active Twitter account.

Julian Klymochko: [laugh].

Jason Ader: As you keep me up to speed. Materially better than all the investment banks and advisors that purport to be experts in the SPAC space. So, it’s great to be on the show.

Julian Klymochko: Great to hear.

Jason Ader: Thanks for having me.

Julian Klymochko: Yeah, great to have you. Excited to chat today.

Jason Ader: Great, great. Well, you know, coming to Wall Street, you know, when I did, it was never something that I had expected, you know, I always thought you know, I’d be in the music industry actually, you know, I had just the ability to hear a song and predict whether or not it was going to be successful. And you can imagine in the nineties, I would hear all these songs from Seattle, and you know, ended up being, you know, great rock and roll bands. And I just figured I had a talent in A&R and thought, that’s probably where I would end up. And I had a summer job [laugh] one year on a trading desk. And it was summer job where basically you know, my only role was to just get coffee for the traders [laugh] and bring to bring faxes over from the fax machine when they came in and the traders were pretty rough.

Like there were a few of them that would, you know, make me go back out multiple times because the coffee had either too much milk or too little milk in it.

Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Julian Klymochko: [Laugh].

Jason Ader: So, that’s how I made my start on Wall Street at the very, very bottom. And it’s a great place to start, I think, for anybody. But I was sent down by the traders to hear the outcome of a trial that was happening in New York. And it was an important trial because Time Inc and Warner Communications and Paramount were in the midst of a pretty contested merger. And they wanted me to go and give them a call after it was over because the desk had a pretty big merger position in that opportunity. And I got down there. Hundreds of people, and I was really just a kid in my twenties. I didn’t know what I was doing. And you know, took the six train to the courthouse from Midtown and this really predates cell phones. So, I’ll date myself a little bit here, but I mean, this was, you know, back in the day where there were some car phones in those big, giant Gordon Gekko style phones that you remember from the original Wall Street movie.

Julian Klymochko: Like a brick, yeah.

Jason Ader: Yeah, like the brick. So not too many people had them, but I got to the courthouse and hundreds of people, everybody really well dressed up right out of a movie and three payphones. And, you know, at the time I didn’t know what I was doing, but I knew I wanted to get out of there at the end of the court case. So, I innocently hung out of order sign on one of the three pay phones.

Julian Klymochko: [laugh].

Jason Ader: And so, when it was approved by the judge that Time and Warner were going to merge and Paramount, lost the bid, there was, as you can imagine, a massive line of trader assistance waiting to make a phone call to the trading desk, except for that one phone that’s said out of order, which I knew was working just fine. So, I went to the phone, called up the traders, said, hey guys, it’s Jason, the merger is complete, and Warner and Time are going to merge. And that was really the last I thought of it. And just humbly got my way back on the subway, took the six train back up to the office and I walked in, pretty much ready to go get everybody their afternoon coffees. You know, the response was, how’d you get us that information so quickly? you know, and there was obviously a pretty material trading profit that I was responsible for because I got them. This was, you know, again, before the internet, before Twitter and explained, well, there were three phones and hundreds of people, and I put and out of order sign on the phone. And the firm said, you’re exactly the type of person we want working here and we want to hire you as an analyst. The next day I had a Bloomberg.

Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Julian Klymochko: Wow.

Jason Ader: Office and an assistant, and that’s how I got to Wall Street.

Julian Klymochko: Yeah, that’s all it takes is, some cleverness and big P&L apparently with that, it reminds me of, I was invested in contested M&A situation where the market wasn’t sure which way the vote was going to go. And so, I went to the vote, and I don’t think we had much of a position, but I had an email ready to go and right when they said it was approved and I was in the room. I didn’t have to use a phone. I just sent the email instantly, but we were first to market, sent it right to the trader and we bought as much stock as we could. But I like the cleverness and the merger arb sleuthing to get you in the door. So next thing you know, you are at Bear Sterns and the sectors you covered casinos, gaming, and lodging as a sell side analyst. Now, what attracted you specifically to equities research and how did you excel in that role? Like specifically you’re a top ranked by institutional investor for ten years. So, you know, what attracted you to sell side research and the analytical side, and how did you do so well in that role?

Jason Ader: Yeah, I mean, there was a couple steps along the way from that story to getting to Bear Stearns. An important one was being hired by Ron Baron and Baron Capital when Ron was a much smaller firm. And, you know, Ron has been an amazing investor and very early in investing with Elon Musk and Tesla, SpaceX now, and just had an extraordinary success. But when Ron hired me and I was in business school at the time, it was between, you know, after I graduated college, but was getting my MBA at NYU. I thought Ron was such a smart analyst that in addition to, you know, feeling lucky that I was able to sit in his research meetings, I would write down every question Ron would ask. I mean, every single question and study those questions.

And you know, Ron was a leader in the gaming industry at the time. He was a very early investor in Golden Nugget, which was the predecessor company to you know, many of Steve ventures. He was one of the first investors in MGM and just had a long history around gaming. So that helped a lot in terms of getting me into the gaming industry. And what happened before I got to Bear Stearns is Smith Barney was looking for a gaming industry analyst and every single sell side analyst told Smith Barney to use me as a reference as to how good they were.

Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Julian Klymochko: [laugh].

Jason Ader: And I never really thought about going on the sell side, but Smith Barney had reached out and they had just merged with Shearson and wanted to hire me as a gaming analyst. And Ron Baron said, this is the best thing you could do for your career at this stage. You know, you’re so young and you’re going to, you know, really learn a lot. [Laugh] I hope you’ll still take my calls, which of course I did and still do today. And, so, you know, going, you know, from Baron to Smith Barney was, you know, an important step and working for Ron and really learning the gaming industry with him. And we saw a lot, you know, with Wynn Resorts and even Ron even sent me down to Mississippi before there were river boats to look at what was literally shrimp boats. I mean, these were shrimp fishing boats on the Gulf that became casinos, but Ron was so early in investing in gaming that he knew that the shrimp boats were very likely to become big casinos. And so, my job was to [laugh] live in the holiday Inn in Gulfport and Biloxi, Mississippi, and figure out which locations were going to be almost profitable for the firm. It was a great experience and a great way to really understand the gaming industry at an early time. And then obviously went to Smith Barney, and as he said, made institutional investor and then spent two years there before Bear Stearns hired me and Bear Stearns was a great place. And glad I had, you know, the experience that I did as well.

Julian Klymochko: And you built quite the track record there as an equities research analyst, then you transitioned back to the buy side. What ultimately drew you back to the investment management side of the business after, you know, making your mark as an equity’s analyst?

Jason Ader: Yeah, I mean, I’ve always loved investing. I mean, I did it as a kid, just like I’m teaching my own kids to do it. I mean, have a 15-year-old now who loves the stock market and he’s, you know, investing and I was really very much the same way. So, you know, I started out on the buy side purposefully. Took a detour on the sell side and it was a great way to build skills and understand how the sell side works and have great access to companies with a platform like Bear Stearns or Smith Barney at the time. And even Baron, you know, we were able to, you know, get, you know, great information and talking to companies and learn how to speak to CFOs and managements of businesses, which ultimately, I think, you know, has made me a better investor. So, you know, when I left Bear Stearns in 2003, the sell side was evolving, it was changing. It was really, you know, right after the brokerage settlement with Eliot Spitzer on the role the research analysts could have, and it was confusing at the time. And it just seemed like a good time to go back to the buy side.

Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Julian Klymochko: Yes, I assume that was Reg FD and the regulations covering, you know, the information that management teams can feed to sell side analysts who would feed to institutional investors. And, you know, that whole system kind of got messed up, but in terms of your coverage area, real estate and gaming, you’ve covered it forever. And obviously extremely knowledgeable. Now to more of a generalist investor or someone not too familiar with those sectors. What are some of the highlights that investors should know about it that made you so keen on these sectors in terms of the opportunity set?

Jason Ader: Well, first and foremost, I was attracted to the gaming industry because it was a growth industry at the time. And then when you think about nineties, even through today, I mean, there’s been, you know, the wave of growth that I was involved was after Atlantic City. But before [laugh] river boats and native American casinos, and before the strip really became what it was today, I mean, it was right around the time of Excalibur opening, and that was like the big new property on the strip. And of course, you know, that you go today and it’s hard to believe how much, you know, has been built since then, but there was two very significant waves of growth happening around the gaming industry, which attracts me as an investor. One of which was the Las Vegas strip was about to tap into institutional capital and the returns on capital for the Excalibur if I remember were 30% cash on cash returns.

Julian Klymochko: Wow.

Jason Ader: You know, who wouldn’t like that. The returns in some of the riverboat markets were even better. There was a market in Mississippi, a place called Tunica, Mississippi, where there were six months, a hundred percent payback on capital. So, the cash-on-cash returns, a hundred percent of your money [Inaudible 00:11:59], six months. Again, it’s hard to find that in any business now. And that was just one state. And I felt, you know, Las Vegas strip had a long way to go and continues to [laugh] grow in 2022. And, you know, Mississippi, Louisiana, Indiana, Iowa you know, just a very long list of states that allowed for expanded gaming plus what was happening on the native American casinos after the Mashantucket Pequot Tribe in Connecticut was allowed to operate the Foxwoods casino.

So those were three, you know, very big waves of growth, all of which were generating real high cash on cash returns. And so, from my perspective, it really just represented a great place for investors to be deploying capital. And one that was not really well followed. I mean, there were really two banks that were at the time, you know, sort of institutionally willing to be involved in the gaming industry, of course, Michael Milk, was the leader at Drexel. And then Bear Stearns, you know, with a Greenberg as a CEO, had his own, you know, relationship that sort of helped both those firms be a, you know, important source of investment research and capital to grow.

Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Julian Klymochko: Yeah, that’s a really interesting observation because if you know, people looking to get into the business, ask me, always tell them to go to where there’s growth and go to where there’s opportunity and not much competition like Charlie Munger said, you want to fish where the fish are, and not many other competing fishermen as how I view it. Now, your investment style goes well beyond just picking stocks and talking to management teams. You take a pretty active approach, have some experience in activism, board representation you know, really hands exceptionally involved in some of these situations at public companies. And I was wondering if you look back as most super active investments, how do you use this lever of participation from a governance perspective and activist perspective to ultimately drive results from a performance perspective?

Jason Ader: I mean, I think from my perspective, the best approach is one that’s constructive. I had a great eight-year experience with Las Vegas Sam’s as a Director. And, you know, really, I think worked, you know, very well with management, you know, the board members at the time I joined the board, it was right after the financial crisis. The stock was a little over $4 and the company had 10 times leverage and, you know, the company needed to, because of its leverage stopped construction in Macau and were a fair amount of questions about their ability to complete, you know, the marina based ends in Singapore, which, you know, put up, you know, I think really great results last night, given it’s just coming out of the pandemic. And you know, and so, you know, it was a company that had great assets that had gone through a tough time, and shareholders had really suffered as a result of it.

But my objective as a director, you know, as owner of the business was to help management and, and share, you know, ideas with management that I thought would be towards the direction of building long term shareholder value and with sense, it was great, you know, because you had a controlling shareholder who owned so much stock, Addison family. So, they were totally aligned with the shareholders in creating value. And you know, I think, you know, it was a big turnaround, it was a highly levered business that was close, very close to breaking covenants and indentures. But you know, it was one where, you know, management worked very hard to unlock value by listing the Macau assets and using the proceeds to recap, refinance the company and finish construction in Singapore and you know, six or seven years later you know, the stock had gone from four to eighty.

Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Julian Klymochko: Wow.

Jason Ader: The balance sheet had gone from ten times levered to under two times levered and paid out more in dividends than the basis, you know, in the stock, the cost basis in the stock from when I joined. That to me is like the best-case example in terms of engagement where, you know, you could have success and you could add value and management in the board, you know, totally aligned with the owners. Doesn’t always work out like that. And in the case of IGT and Bwin and a few others where we’ve had to seek a board representation, it was just, you know, usually a great business, a business whose stock price has fallen, you know, over a multiyear period, not just for like a quarter or two, but [laugh] over a one year, three year and five-year basis. Really underperformed the peer group, the other peers in the sector where, you know, there was no real owner, you know, that seemed to be stepping up to help the business and a management team that was resistant to engagement about ways to unlock value.

So, in the case of IGT and Bwin, there’d been a few others where board representation. It wasn’t my first choice, but, you know, in a lot of ways I felt, you know, I had no other choice given the deterioration and value. And of course, both those companies ended up working out much better for shareholders with shareholder representation. Both companies got sold at big premiums and you know, and I think, you know, the key is, to just always be working for the shareholders. You know, managements forget that. Boards often forget that too.

Julian Klymochko: Now, in terms of these turnaround investment situations, you hear mixed opinions, someone like, you know, Warren Buffet, for example, I believe he said. The thing about turnarounds is they rarely turn around meaning that, you know, he has no interest in those, perhaps he’s just too old and can’t be bothered and wants an easy life, because understand how much work goes into these. But clearly, you’ve had success in getting involved with struggling businesses or perhaps those going through some challenges at cyclical wows, mentioned Las Vegas Sam’s, IGT, Bwin. What attracts you to turnaround investment opportunities specifically? And what goes into the process of at obtaining a successful result in one of these campaigns?

Jason Ader: Yeah, so turnarounds are a lot of work. I can see why you know; Berkshire Hathaway would have that view. It’s certainly, you know, extraordinary amount of time where the shareholders and management and board members. Many of whom are quite skeptical and happy with the status quo. But from my perspective, the only reason that I get involved in turnarounds is because, I’ve identified a material disconnect with intrinsic value, which I conclude is higher [laugh] than where the stock price is trading. In some cases, you know, I mean, in the case of Sam’s, it ultimately was twenty times higher than when I joined the board. It’s not always that good, but, you know, certainly have seen, you know, three to five times potential upside over several years by unlocking value and aligning better the objectives of management with the shareholders. And I think Playtech is a perfect example. What, you know, it was really very close to the bottom of the stock when me and another shareholder called the special meeting to put in a shareholder. I mean, a management compensation plan in place. Management didn’t own any shares. They woke up every day were focused on how much income they were going to make, not where the stock price was. And as soon as we put in a plan where management could really make, you know, millions and millions of pounds, because it trades in pounds, if the business grows and if the business is sold and we tied the compensation based specifically on stock price appreciation. It was like within a week of doing that, [laugh] the stock price miraculously started going up. So, I’m all for.

Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Julian Klymochko: It’s funny how that works.

Jason Ader: Yeah, the best thing you could have as a shareholder when management wakes up every day and has an aligned interest with a higher stock price.

Julian Klymochko: Yeah, no doubt. And certainly, every single public company shareholder that resonates with. Now in terms of, you know, looking back at many of your investments, you mentioned Las Vegas Sam’s was a huge win, 20 bagger and Playtech was also a huge win. Is there anyone specifically that stands out where it was a memorable investment from a positive standpoint?

Jason Ader: You know, you’ve mentioned, you know, some of the ones that stand out to me, you know, best you know, it was really incredible experience to be in the boardroom of Sheldon Addison, you know, watch him go, you know, from, you know, very wealthy to top in the world. He was an incredible visionary. I mean, he has changed Macau forever. Changed the Singapore skyline forever. Changed Las Vegas to a large extent, you know, most operators laughed at him when he wanted to create an all-suite product in Las Vegas for Monday through Thursday. Because of course during those years you made all your money on the weekends, but you know, understood the convention and meetings business and was a visionary you know, here in the U.S. and in Asia and, you know, for somebody who, you know, has such a big picture view, he had very strong opinions on the paint in the rooms and the color of the carpets and the taste of the food in the restaurants. And I think that’s what it takes, you know, to achieve, you know, such a high level of success, not just be, you know, a visionary to the big picture, but be very involved in the details. You know, that make up day to day. So, it’s rare, you know, to have an experience like that, but Sam’s a great company. They have really, you know, premier assets and I think, you know, it’s interesting to watch, you know, some of the pictures out of China, you know, on the news these days, but when things open up there like they have here and whatever that is, you know, at some point it will happen in the future. The demand for the Macau business I think is just going to be, you know, unprecedented and they’re very well positioned because they’ve, you know, they’ve got the premium assets for the mass market. For the premium mass market, which I think is the best segment for Asia.

Julian Klymochko: That makes a lot of sense. So quite a bit of success within your track record now on the flip side, you know, every investor has you know, an asset that doesn’t play out as they expect. Any specific investment that didn’t work out as you planned in any key lessons learned with respect to that one?

Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Jason Ader: Well, I think about that a lot of course, and there’s a long list of lessons, you know, that one would have as an investor for over, you know, over twenty-five years. I know exactly the period at which, you know, I tend to underperform. It’s like exactly in the period that we’re in right now, when, you know, business fundamentals don’t really matter where the world gets focused on geopolitical and sort of macro-based issues like a war in the Ukraine.

Julian Klymochko: Right.

Jason Ader: Like oil prices, you know, like in, you know, sort of unprecedented, you know, change, you know, in foreign exchange sort of like what we’re seeing happen, you know, in Japan right now. So, I have enough experience to know that that’s the moment at which I’m very likely to underperform on a short-term basis. And it’s just, you know, critical because I’m not a trader at all, you know, I have very low portfolio turnover, very low, you know, individual turnover. I stay, you know, focused on the prize and unfortunately, you know, I have an investor base that’s, you know, less caring about you know, monthly returns and quarterly returns, that makes it hard. You know, the many fund managers do have you know, to focus on that. And they’re very good at, you know, managing, you know, volatility over short periods of time. For me, I think about, you know, the investments much more like a private equity manager, but I know on a short to intermediate term basis, the periods where the world is just is really concentrated on what’s happening in Russia, what’s happening with fuel prices, oh my God, commodities, supply chain issues in China, when will we be able to get things, labor costs, you know, try running a hotel these days. I mean, it’s hard to hire people. I mean, in some of the hotels that, you know, we’re involved with, we’re paying now twenty-five, an hour, twenty dollars an hour.

Julian Klymochko: Wow.

Jason Ader: For front desk. It was eighteen dollars last year, but the pool of workers is shrunk because nobody wants to drive more than an hour because of the cost of fuel. And you know, there’s a lot for the market to be focused on, but that’s as an investor again, that’s going to be what wins the day over the short term with stock prices versus whether or not, you know, we achieve, you know, the 2022 or 2023 revenue and cash flow budgets.

Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Michael Kesslering: And you’ve certainly been able to make a structure for yourself and your assets that you’re not at the whims of some of those short-term price movements. Moving, just to the other side of some of your business, you are involved in a SPAC, 26 Capital that’s currently in the process of completing its initial business combination with Okada Manila. Can you talk a little bit about the thesis for that company in particular?

Jason Ader: Sure, sure. So, 26 Capital is actually my third SPAC. I wouldn’t say a pioneer, but was involved as SPAC sponsor in 2007, 2008 which was a very different time in the SPAC market. You know, it was a fraction of the size relative to what it became you know, last year and the year before and what I’d called the, you know, the SPAC bubble of 2020, 2021. We, you know, certainly know the gaming industry and some of the most successful SPAC transactions were in the online gaming space. I have to say with DraftKings right at the top of the food chain and that’s just, you know, was a great business and it was executed well via the SPAC structure. And so, I started to get as you can imagine, a fair amount of inbound from some really interesting private companies that had said to me, Jason, we really want to go public. Two or three SPACs have called us. It’s not the right fit [Laugh], we’d like to go public through your SPAC, and this didn’t happen once. This happened several times and I didn’t have a SPAC.

Julian Klymochko: [laugh].

Jason Ader: So this was really when, you know Julie, I reached out to you and picked your brain a little bit, you know, about landscape because after, you know, been on the bench for several years, you know, wanted to, you know, understand, you know, some of the dynamics, but we’ve had a longstanding relationship with Cantor. And I think they’ve got a very good SPAC practice. And so, you know, we raised a SPAC with a board that had expertise in gaming. I think most people would’ve expected 26 Capital to do something in online gaming, because we had been owner of Playtech, which is a well-known online gaming company. We’ve been an owner of Stars Group, which is a well-known online gaming company, owns a poker stars brand and Skybet and my board consists of Rafi Ashkenazi, who was the CEO of Star’s Group. And when he was running Star Group, it was the largest publicly traded online gaming company in the world. And once we raised our funding you know, and this was at the beginning of 2021. We looked at every deal in online gaming and the price inflation was extraordinary. And [laugh] we now see that in the price declines of virtually every single online gaming company, including DraftKings, some of which have fallen, you know, precipitously.

Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

It just didn’t make sense to me relative to where I thought, you know, the businesses could be to, of rewind to, what attracted me to the gaming and to begin with, which was the high cash on cash returns and online sports betting. It’s just not achieving profitability anytime soon, DraftKings virtually going to loses money weekly. In some cases, loses money daily. So, to pay a premium for that with so much competition you know, ended up just not making sense. And, you know, when I stepped back and, you know, looked at all the opportunities and we looked in video games and we looked at technology and we looked at payment processing and travel. My general view is that the Asian gaming market is extraordinary and it’s underserved, you know, it’s very limited, you know, number of places where you can go and experience integrated resort throughout Asia.

And there were about a year or two behind the U.S. in terms of vaccines and recovery from the pandemic. So you know, we ended up getting, you know, I think, you know, it would be a great opportunity with Okada Manila to buy a business at a discount to construction cost at a discount to replacement cost and really create for investors, an opportunity to invest in post pandemic recovery in Asian travel, tourism, and gaming in a way that doesn’t have the Macau exposure in a balance sheet. You know, that’s virtually, you know, unlevered the pro former company have very low levels of debt relative to the peers. So, we’re excited about it, you know? And you know, I would encourage, you know, the listeners, you know, this podcast to look at our public filings, but that’s sort of how we got to where we are today.

And you know, I think that you know, COVID, you know, albeit, has been real frustrating to parts of Asia. As I look out over the next several years you know, I’m real hopeful that we see numbers like we saw last year in Las Vegas. People don’t realize that 2021 in Las Vegas was an absolute peak year for revenues, EBITDA with no business travel, no convention business, just what they’re calling revenge travel. People getting out and wanting to get out after the pandemic. So as sure as I’m sitting here, I don’t know exactly when that’s going to be, I’m hopeful, it’s next year. It may be 2024, but there will be revenge travel in the Asian markets, including the Philippines and including Macau and, you know, the companies that are in that market should be well positioned.

Michael Kesslering: Yeah, and I think it’s great that you looked with your initial business combination, you really looked to provide a differentiated exposure, not just following after the same macro thesis as some of the other gaming SPACs. I think that’s awesome. When you look at the SPAC market, this is your third SPAC, there was some time in between. Now you’re reacquainting yourself with the SPAC market, where do you see it moving forward?

Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Jason Ader: I do think the SPAC market is a very interesting create and the SPAC structure for me, I really like because I’m creative and I think, you know, you can sort of think of it as a whiteboard and you can solve for everything, you know, and sort of help the company achieve its capital goals. A lot of sponsors came to market trying to be the next, you know, DraftKings or trying bring the next business that could look like SpaceX or could look like a, you know, a flying car business or could look like Tesla and just sort of, you know, we were in a market, you know, with a lot of liquidity and the valuations and those businesses really got bid up to levels that you know, extraordinary, I mean, and so that will have to sort itself out because there’s still quite a number of SPACs looking for deals, but you know, a year from now we’re, you know, many of them will have been passed the date at which, you know, they’re required to return their capital.

But I could see ourselves doing another SPAC after we get over the hump of the capital that’s out there searching now. And reverting as a, you know, as a spec sponsor to a market that may be ten to fifteen percent of the peak size, but very consistent with the size that we saw in 2019, 2018, 2017. You focused on bringing businesses that were not dependent upon the pipe market, that were not looking to be, you know, sort of high-priced venture capital, but solving for other, you know, alternative you know, ways for businesses to go public. So, it’ll be interesting to play out. Of course, nobody knows, but obviously the regulators are keenly focused on this area right now. And there’s a lot of sponsors willing to make virtually any deal right now. So, I’d prefer to be on the sidelines until that works itself out.

Julian Klymochko: That makes a lot of sense because clearly the market is oversupplied and there’s increasing regulatory pressure and so much competition with all these short, dated SPACs, looking to complete a deal prior to their deadlines. It’ll be super interesting to see how that plays out. Now with respect to your decades of experience on Wall Street, touching many segments, sell side, buy side, SPACs, activism, active investing, entrepreneurial ventures in the capital markets as well. Now, if you know, a young person or even your young self-who’s considering a career in music then got convinced of the capital markets, what sort of advice would you consider those early in their career or looking to break into Wall Street?

Jason Ader: Well, it’s a great question. And Wall Street is founded quite difficult as you know, to attract talent. You know, there’s a lot of talent now going into ESG related businesses and tech related businesses. And I love that, you know, this younger generation, you know, is focused on big ideas to save the world and save the planet and do good. It wasn’t necessarily part of the narrative twenty years ago or before that. And so, you’re seeing the investment firms sort of move towards, you know those shared objectives, but the reality is, we live in capitalist society, fortunately and great businesses need capital. And they eventually, you know, need to either go public or find financing before an IPO or need, you know, debt financing to achieve, you know, their business objectives and business goals.

Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

So, I think it’s a great place to work. No matter what you want to do, you know, later in your life, I think you know, the opportunities that exist out in the marketplace today, most banks are hybrid. Most private equity firms are hybrid now. So, despite the request of some financial service CEOs, I’m hearing, you know, that people are going in, you know, three days a week as opposed to five. And it’s still fairly flexible, that should help, you know, in terms of recruiting. But there’s no doubt I would encourage anybody, you know, graduating, you know, with an interest in business to do whatever they can to get into an investment banking program. Even if your first job is getting coffee, like mine was, it’s amazing what that can lead to and how many stories I’ve heard like mine, where it is part of the fraternal process of coming to investment management and investment banking and private equity is, you have to start at the bottom

Michael Kesslering: And you certainly have earned your stripes in that sense. One last question is, you did mention that you had a little bit of an ear for nineties, Seattle rock bands. I do have to ask, what is your favorite band?

Jason Ader: Well, I don’t really like that music too much anymore, and I’m glad you’re asking. And I think hopefully you’ll appreciate it. You know, my wife and I, we love Drake. We’ve seen Drake many times. We like the Raptors because of Drake, even though we are also fans of the Miami Heat now that we live in Miami. So, I would put Drake at the top of the list, and it just so happens. You know, you guys are both Canadian, so I’m [Laugh], I’m sure you can appreciate his popularity just about everywhere.

Julian Klymochko: Yeah, no doubt. Can’t go wrong with October’s very own. So, Jason, thank you so much for coming on this show today. Just you know, a ton of valuable wisdom. So, thank you for sharing that with us and our listeners today, you got a lot of stuff going on at SpringOwl, 26 Capital and all these ventures and investments that you are involved in. So, looking forward to staying in touch and wishing you the best of luck.

Jason Ader: Great. Thanks Julian. Thanks, Michael. Good to see you, both.

Julian Klymochko: You as well.

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